Exhibit 3

Original document is executed in German.
This document has been translated to English.

UBS Warburg	UBS AG
P.O. Box 8098 Zurich Phone: 01-239 7222 / Fax: 01-239 3770 Phone: 01-239 7914

AKILA FINANCE SA ATTN. M. ST. SCHAECHTERLE 40, BLVD. JOSEPH II LU-1840 LUXEMBOURG
[initial A]

Confirmation relating to Stock and Index Options Transaction entered into on Wednesday, May 14, 2003
between and regarding Deal no.	UBS AG Akila Finance, CQVS ZH-PARADEPLATZ OTC Put on Adecco Registered Share 40602 - 1 / 4031769 Opening

Buyer:	UBS AG
Seller:	Akila Finance
Product type:	Put
Underlying value	Adecco Registered Share (ADEN) (VN: 1'213'860)
Strike price:	CHF 40.00
Underlying values per contract:	1
Type of exercise:	European; no automatic exercise, if in-the-money upon expiry
Expiry date of options:	Monday, September 15, 2003, 15:30 Zurich time
Price per contract:	CHF 1,830
Number of contracts:	50,000
Total amount:	CHF 91,500.00
Payable amount:	CHF 91,500.00
Value date of payment of purchase price:	Monday, May 19, 2003
Type of settlement:	Physical delivery
Value date of settlement:	Thursday, September 18, 2003
Calculation agent:	UBS AG
Relevant stock exchange for underlying values:	Virt-X
for adjustments:	Eurex
Account no:	401025.01M
Securities account no:	401025.S3

This transaction was concluded under an existing or still to be signed master agreement, and the master agreement is an integral part of this confirmation. The customary English translation of the German expressions used in this confirmation bear the in the ISDA definitions and agreements defined meaning.

Thursday, May 15, 2003, UBS AG

/s/ Stephan Mumenthaler	/s/ Wolfram Kuoni
Stephan Mumenthaler	Wolfram Kuoni
Authorized signatory	Deputy Director

UBS

Master no.

Derivatives trading and forward transactions

Surname(s)/First name(s) AKILA FINANCE SA Luxembourg

1. Trading on EUREX and other forward exchanges

I/we declare that I am/we are fully acquainted with the functional aspects of derivative financial instruments and the stock markets on which these are traded, as well as with their rules and regulations, and that I am/we are namely aware that under certain circumstances my/our instructions may not be carried out immediately, and/or may only be carried out partially. I/we acknowledge that UBS AG (hereinafter UBS) is obliged to maintain margin cover at the stock exchanges on which it executes my/our instructions, and that I am/we are required to provide initial margin cover at the time I/we issue my/our instructions (initial margin), and that I/we undertake to provide additional cover (variation margin) to UBS at its request. I/we authorize UBS to close out the position should the additional requested security not be received on the first Banking day following the request.

I/we also expressly authorize UBS to pledge or to provide as security any assets pledged to UBS for the safeguarding of my/our positions.

UBS is moreover authorized to debit my/our account for all commissions, fees and charges that may arise in relation to these transactions. Should UBS not have received my/our instructions to the contrary before 12 noon two days before the maturity date, it is obliged to liquidate, exercise or deliver at this date any contract that is in the money. I am/we are aware, and duly accept, that all short options that are in the money will be delivered daily up to maturity (American options) or on maturity date (American and European options), and that circumstances may arise which could lead to the fact that I/we may not be notified or consulted in time.

All transactions are conducted at my/our risk, independent of UBS relationship to the respective counterparties. I am/we are aware that UBS is required to observe the applicable law in the country of the respective stock exchange as well as the valid regulations, general terms and conditions and practices of these stock exchanges, and I/we also duly acknowledge these as applicable to the extent that they pertain to the relationship between me/us and UBS. I/we expressly confirm that I am/we are acquainted with the said regulations, general terms and conditions and practices, and that I/we have received a copy of the information brochure regarding forward instruments and options and understand its contents.

2. Foreign exchange and precious metals transactions

The following provisions apply with regard to spot, forward and option transactions in foreign currencies and precious metals (hereinafter collectively referred to as 'transactions') with UBS:

  Master agreement

  The transactions concluded between me/us and UBS form a single contractual relationship together with this agreement.

  Individual transactions

  Signature of this agreement does not entail an obligation to conclude a transaction. Individual transactions do not require a special form, except for UBS to issue a confirmation once they are entered into.

  Exercise of options

  A European option can only be exercised on its expiration date by not later than a deadline equivalent to 10 a.m. New York time (forex options) or 9.30 a.m. New York time (precious metals options).

  An American option can be exercised during the exercise period on any Banking day (= day on which the Banks in Zurich are open), though on expiry day by not later than a deadline equivalent to 10 a.m. New York time (forex options) or 9.30 a.m. New York time (precious metals options).

  Notices to exercise American options which are received during the exercise period on a Banking day after 5 p.m. Swiss time are deemed having been received on the next Banking day thereafter.

  Exercise notices which are not received on the expiration date by the above-mentioned deadline are deemed not having been received in due time.

  Exercise of options by UBS

  Insofar as, and to the extent that, assets have been deposited by me/us with UBS (e.g. in the form of a margin or deposit of underlying assets), from which UBS is able to satisfy its requirements or which UBS can use for set-off purposes, notification of exercise of an option by UBS is not necessary. I/we hereby authorize UBS to set off or to take over for its own account the corresponding underlying assets and to notify me/us at a later time.

  Exercise of precious metals options

  The exercise of precious metals options by me/us takes place in the form of a credit or debit to my/our metals account, unless I/we expressly request the physical procurement of the precious metal at the time of exercise or physical delivery to my/our custody account. The additional costs for physical procurement/delivery of the precious metal concerned are to be borne by me/us.

  Improper execution or failure to execute

In the event of a delay on my/our part (e.g. failure to comply with a margin call), UBS is entitled to prematurely terminate this agreement and to liquidate all the transactions. This entitlement on the part of UBS also applies if I/we fail to meet any other contractual obligations towards UBS within the specified deadline or if it comes to UBS's knowledge that my/our financial situation has deteriorated in such a manner that, in UBS's assessment, the proper fulfillment of my/our obligations arising from this agreement may be at risk. In the event that I am/we are faced with bankruptcy proceedings, proceedings to allow time for composition or a reconstruction plan or that my/our assets are seized, then this agreement shall be deemed dissolved immediately prior to the occurrence of such an event.

In the event of premature termination of this agreement or of individual transactions, the obligations not yet due for performance in connection with the transactions concerned shall be cancelled and replaced by the obligation of providing a liquidation value in CHF or in another currency acceptable to UBS. The liquidation values of the transactions concerned will be calculated by UBS and set off against one another so that in the end one single amount is payable either to UBS or into my/our account.

3. Margin deposit

I/we acknowledge the fact that UBS reserves the right to require a margin for its claims arising from the transactions concluded with me/us according to (1) and/or (2) above, which is to be deposited with UBS. The amount of this margin deposit will be determined by UBS either on a general basis or from case to case on account of the duration and rate/price of the individual transactions and in accordance with the applicable laws and regulations.

UBS is entitled to change its general conditions regarding margin requirements at any time. During the life of a transaction, UBS also has the right to increase the original margin requirement or to subsequently specify a margin deposit for a transaction that has been concluded without a margin. Furthermore, UBS has the right to demand supplementary cover (margin calls) if market price fluctuations after conclusion of the transaction result for me/us in a loss in the case of liquidation of the transactions or reduction of the margin. In these cases, I/we undertake to provide UBS with supplementary or new security at first request.

In the event that I/we should fail to comply with a margin call within one Banking day - or in the event of deteriorated market conditions, within a shorter deadline to be specified by UBS - UBS shall be entitled, though not obliged, to liquidate outstanding transactions by reverse transactions coming due at the initially fixed dates, and to hold me/us liable for any loss thereby incurred by UBS. Should a loss arise, UBS shall be entitled, though not obliged, to set off such loss against the margin deposit or to dispose of the deposit as it sees fit and set off the proceeds against its loss. UBS is also entitled to proceed according to point (2) section f) above.

Pledging

The assets which serve as security for the margin were pledged to UBS. The details of the pledge are fixed in a separate pledge declaration.

Third-party pledgor/guarantor

If the margin cover is to be provided by a third party, the above provisions shall also apply mutatis mutandis to the third-party pledgor.

4. Risk disclosure

Derivatives and forward transactions carried out with UBS or by UBS on my/our account are at my/our own risk, and I/we herewith expressly release UBS from any responsibility or monitoring obligation. I/we acknowledge having received and taken notice of the brochure 'Special risks in securities trading'.

5. Own initiative

I/we acknowledge that all transactions are to be concluded on my/our own initiative and on the basis of my/our own assessment of the market conditions and not on the basis of advice or recommendations on the part of UBS.

6. Capacity to act

I/we confirm that I/we possess the necessary capacity to act in connection with derivatives trading and forward transactions, or that I am/we are empowered to do so.

7. General Conditions of UBS

This agreement is subject to the General Conditions of UBS, and in particular to the provisions concerning set-off and right of lien.

8. Applicable law and place of jurisdiction

The present Agreement and/or Declaration shall be exclusively governed by and construed in accordance with Swiss law. The place of performance of all obligations of both parties, the exclusive place of jurisdiction for any disputes arising out of and in connection with the present Agreement and/or Declaration as well as the place of debt collection - as regards the latter only for persons domiciled abroad - shall be.....................................................................

UBS reserves the right, however, to take legal action at the place of residence of the undersigned or before any other competent authority, in which case Swiss law shall exclusively remain applicable.

Luxembourg, 14.05.03 ___________________________________ Place/Date	__/s/ S. Schaechterle Signature of client S. Schaechterle
_____________________________________ Signature of third party pledgor/pledgor	_/s/ Philippe FORIEL-DESTEZET Signature
___________________________________ For bank use only	______________________________________ Signature checked/Signed in my presence